Computer Software Innovations

900 East Main Street, Suite T

Easley, SC 29640

May 14, 2007

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

Computer Software Innovations, Inc.

Registration Statement (Form SB-2 Amendment No. 4) No. 333-129842

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Computer Software Innovations, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated so that such registration statement will become effective at 3:00 p.m. on Monday, May 14, 2007, or as soon thereafter as practicable.

The company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of its disclosure in the filing.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer